BB 6/4

02021933

NITED STATES
D EXCHANGE COMMISSION
hington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 28 2002
WASH. D.C.
152

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38786

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Kokusai America Incorporated**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street
(No. and Street)

New York	**NY**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank V. Calimano **212-412-9478**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (05-01)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OK-UF
6-17-02

OATH OR AFFIRMATION

I, Shoichi Hikota, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Kokusai America Incorporated, as of March 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

Walter A. Kapuscinski
Notary Public, State of New York
Registration # 31-4721819
Qualified in New York County
My Commission Expires May 31, 20__

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement Of Financial Condition

KOKUSAI America Incorporated (A Wholly-Owned Subsidiary of KOKUSAI Securities Co. Ltd.)

March 31, 2002
with Report of Independent Auditors

KOKUSAI America Incorporated
(A Wholly-Owned Subsidiary of
KOKUSAI Securities Co., Ltd.)

Statement of Financial Condition

March 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Stockholder and Board of Directors of
KOKUSAI America Incorporated

We have audited the accompanying statement of financial condition of KOKUSAI America Incorporated (the "Company") as of March 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of KOKUSAI America Incorporated at March 31, 2002, in conformity with accounting principles generally accepted in the United States.

April 23, 2002

Ernst + Young LLP

KOKUSAI America Incorporated
(A Wholly-Owned Subsidiary of
KOKUSAI Securities Co., Ltd.)

Statement of Financial Condition

March 31, 2002

Assets	
Cash	$ 154,700
Short-term investments	21,950,000
Accrued interest receivable	44,301
Deferred taxes	248,365
Fixed assets, at cost, less accumulated depreciation of $1,429,608	217,260
Other assets	617,640
Total assets	$ 23,232,266
Liabilities and stockholder's equity	
Accrued expenses and other liabilities	$ 115,815
Stockholder's equity:	
Total stockholder's equity	23,116,451
Total liabilities and stockholder's equity	$ 23,232,266

See accompanying notes to the statement of financial condition.

KOKUSAI America Incorporated
(A Wholly-Owned Subsidiary of
KOKUSAI Securities Co., Ltd.)

Notes to the Statement of Financial Condition

March 31, 2002

1. General Information

KOKUSAI America Incorporated (the "Company") is a wholly-owned subsidiary of KOKUSAI Securities Co., Ltd. (the "Parent"), a Japanese corporation.

The Company was incorporated on June 1, 1987 under the laws of the State of Delaware and is a registered clearing broker and dealer under the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD") and the National Futures Association ("NFA"). The Company acts as agent for its Parent and customers in connection with the trading of U.S. and Japanese securities.

2. Summary of Significant Accounting Policies

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

The Company records customer transactions and commissions on a trade date basis.

Short-term investments consist of time deposits that are carried at cost, which approximates fair value. The related interest income is recognized on an accrual basis.

Fixed assets are comprised of furniture, equipment and software that are stated at cost, net of accumulated depreciation. Furniture, equipment and software are depreciated on a straight-line basis over their useful lives (generally five years).

All assets and liabilities denominated in foreign currencies are translated into U.S. dollars at year-end exchange rates.

3. Related Party Transactions

The Company earns a portion of its revenues from executing securities transactions for the Parent. In addition, the Company is charged a commission for executing securities transactions with the Parent.

4. Income Taxes

Deferred taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred taxes are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

At March 31, 2002, the components of the Company's deferred taxes are as follows:

Excess of depreciation on financial statements over tax depreciation	$ 144,065
Net operating loss	104,300
Total deferred taxes	$ 248,365

5. Commitments

At March 31, 2002, future minimum lease payments under the Company's noncancellable lease, expiring in August 2002, total $72,224.

6. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if the Company's resulting net capital ratio would exceed 10 to 1. At March 31, 2002, the Company had net capital of $20,236,212 which was $19,986,212 in excess of required net capital. The Company's aggregate indebtedness to net capital ratio was .01 to 1 at March 31, 2002.

6. Net Capital Requirements (continued)

The Company maintains a special reserve bank account for the exclusive benefit of customers, in accordance with SEC Rule 15c3-3. At March 31, 2002, $10,000 was held in this special reserve bank account and is included in cash on the statement of financial condition.

As a registered Futures Commission Merchant, the Company is also subject to Regulation 1.17 of the Commodity Futures Trading Commission, which requires the Company to maintain minimum net capital, as defined, equivalent to the greater of $250,000 or 4% of the funds required to be segregated for Commodity Futures customers under the Commodity Exchange Act. During the year ended March 31, 2002, the Company did not engage in any business as a futures commission merchant and did not hold any deposits for customers and non-customers.

7. Lines of Credit

The Company has established lines of credit with five Japanese banks totaling approximately $45 million and does not incur any commitment fees. Such borrowings would bear interest at floating rates. Overdrafts are payable upon demand. At March 31, 2002, there were no amounts drawn on such lines of credit.

8. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's customers and principal trading activities involve the execution and settlement of various securities transactions. These activities may expose the Company to the risk of loss in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. The Company monitors the credit standing of counterparties with whom it conducts business on a periodic basis in order to control the risks associated with these activities.

8. Financial Instruments with Off-Balance Sheet Risk (continued)

For transactions in customers' cash accounts, the Company seeks to control the risks associated with these activities by monitoring customers' compliance with various regulatory and internal guidelines. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the customers' obligations.

In the normal course of business, the Company enters into short-term forward currency exchange contracts. Such transactions expose the Company to off-balance sheet risk. At March 31, 2002, the Company did not have any open short-term forward currency exchange contracts.

9. Concentrations of Credit Risk

As a securities broker and dealer the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations and institutional investors. A substantial portion of the Company's transactions is executed with and on behalf of institutional investors, including other brokers and dealers, commercial banks and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.

The Company has established unsecured time deposits with four major Japanese banks, which are classified on the statement of financial condition as short-term investments. As of March 31, 2002, total deposits represented approximately 94% of total assets.

10. Benefit Plan

The Company has a Simple IRA plan for its employees. The Company matches 100% of employee contributions up to a maximum of 3% of an employee's salary.

11. Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities, which qualify as financial instruments under Statement of Financial Accounting Standards No. 107, approximate the carrying amounts presented on the statement of financial condition.

12. Parent Merger Agreement

On December 25, 2001, Mitsubishi Tokyo Financial Group Inc. announced its four-group securities companies' agreement to merge. The four companies are the Parent, Tokyo-Mitsubishi Securities Co., Tokyo-Mitsubishi Personal Securities Co. and Issei Securities Co. The merger is expected to be completed on September 1, 2002. As of March 31, 2002, no decisions have been made regarding the Company's operations including possible liquidation or merger with other U.S. subsidiaries of the four group securities companies.